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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.  20549

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                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               Dames & Moore, Inc.
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

                Delaware                               95-4316617
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(State of incorporation or organization)            (IRS Employer
                                                  Identification No.)

911 Wilshire Blvd., Ste. Los Angeles, California         90017
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(Address of principal executive offices)               (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered
-------------------                     ------------------------------

Preferred Stock Purchase Rights         New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

                                   None
                              ---------------
                              (Title of Class)

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Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

          On March 14, 1997 the Board of Directors of Dames & Moore, Inc. (the "Company") declared a dividend of one preferred stock purchase right (the "Rights") on each outstanding share of Company common stock, $0.01 par value per share (the "Common Stock"), payable to stockholders of record on March 28, 1997. Each Right will entitle the holder thereof after the Rights become exercisable and until March 28, 2007 (or the earlier redemption, exchange or termination of the Rights), to buy one two-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), at an exercise price of $65, subject to certain antidilution adjustments (the "Purchase Price"). The Rights will be represented by the Common Stock certificates and will not be exercisable or transferable apart from the Common Stock until the earlier of (i) the tenth day after the public announcement that a Person or group has become an Acquiring Person (a Person who has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock), or (ii) the tenth day (or such later date as a majority of disinterested directors shall approve prior to such time as any Person becomes an Acquiring Person) after a Person or group commences, or announces an intention to commence, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a Person or group of 15% or more of the then outstanding Common Stock (the earlier of (i) and (ii) being called herein the "Distribution Date"). As soon as practicable following the Distribution Date, separate certificates representing the Rights will be mailed to holders of the Common Stock as of the close of business on the Distribution Date. The Rights will first become exercisable on the Distribution Date, unless earlier redeemed or exchanged, and may then begin trading separately from the Common Stock. The Rights will at no time have any voting rights.

          In the event that a Person were to become an Acquiring Person (except pursuant to certain cash offers for all outstanding Common Stock approved by the Board of Directors of the Company) or if the Company were the surviving corporation in a merger and its Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then-current exercise price of one Right. With certain exceptions, in the event that (i) the Company were acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or its Common Stock is changed or exchanged (other than a merger which follows certain cash offers for all outstanding Common Stock approved by the Board) or (ii) more than 50% of the Company's assets or earning power were sold, proper provision shall be made so that each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof, that number of shares of common

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stock of the acquiring company which at the time of such transaction would have a market value of two times the then-current exercise price of one Right.

          At any time after a Person has become an Acquiring Person and prior to the acquisition of 50% or more of the then-outstanding Common Stock by such Acquiring Person, the Board of Directors may cause the Company to acquire the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, in exchange for that number of shares of Common Stock having an aggregate value equal to the excess of the value of the Common Stock issuable upon exercise of a Right after a Person becomes an Acquiring Person over the Purchase Price.

          The Rights are redeemable in whole, but not in part, at $0.01 per Right, subject to certain antidilution adjustments, prior to the earlier of (i) the close of business on the 10th day following the first date of public announcement that a Person or group has become an Acquiring Person or (ii) the final expiration date of the Rights. The Rights will expire on March 28, 2007 (unless earlier redeemed or exchanged). ChaseMellon Shareholder Services LLC is the Rights Agent.

          The Purchase Price payable, and the number of shares of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase the Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the last regular periodic cash dividend theretofore paid or, in case regular periodic dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in the Preferred Shares) or of subscription rights or warrants (other than those referred to above). No adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

          As of March 17, 1997, there were 18,011,948 shares of Common Stock outstanding, 2,274,692 shares reserved for distribution under the Company's 1991 Amended and Restated Long Term Incentive Plan and 50,000 shares reserved for distribution under the Company's 1995 Stock Option Plan for Non-Employee Directors. One Right will be distributed to stockholders of the Company for each share of Common Stock owned of record by them on March 28, 1997. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. Approximately 135,000 Preferred Shares have been reserved for issuance upon exercise of the Rights.

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          The Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a Person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a Person or group has become an Acquiring Person, as the Rights may be redeemed by the Company at $0.01 per Right prior to such time.

          The Rights Agreement, dated as of March 28, 1997 between the Company and ChaseMellon Shareholder Services LLC specifying the terms of the Rights, the text of the press release announcing the declaration of the Rights and the form of letter to the holders of the Company's Common Stock are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits. All capitalized terms used herein without definition shall have the meanings assigned to them in the Rights Agreement.


Item 2.   EXHIBITS.

     4.1 Rights Agreement, dated as of March 28, 1997 between Dames & Moore, Inc. and ChaseMellon Shareholder Services LLC, which includes the form of Certificate of Designations of Series A Junior Participating Preferred Stock of Dames & Moore, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Share Purchase Rights Plans as Exhibit C. (1)

     99.1 Text of Press Release, dated March 14, 1997. (2)

     99.2 Form of Letter to the holders of Dames & Moore, Inc. Common
          Stock. (3)

_____________

1. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 1997 (Commission File No. 1-11075).

2. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 1997 (Commission File No. 1-11075).

3. Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 1997 (Commission File No. 1-11075).

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                                  SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                       DAMES & MOORE, INC.



Dated: March 24, 1997                  By /s/ Mark Snell
                                          ---------------------------------
                                       Name:  Mark Snell
                                       Title: Executive Vice President and
                                              Chief Financial Officer




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                                 EXHIBIT INDEX

4.1 Rights Agreement, dated as of March 28, 1997 between Dames & Moore, Inc. and ChaseMellon Shareholder Services LLC, which includes the form of Certificate of Designations of Series A Junior Participating Preferred Stock of Dames & Moore, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Share Purchase Rights Plans as Exhibit C. (4)

99.1 Text of Press Release, dated March 14, 1997. (5)

99.2 Form of Letter to the holders of Dames & Moore, Inc. Common
     Stock. (6)

_____________

(4) Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 1997 (Commission File No. 1-11075).

(5) Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 1997 (Commission File No. 1-11075).

(6) Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 1997 (Commission File No. 1-11075).

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